SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549

                              SCHEDULE 13D/A
                   (Amendment No. 1 to Schedule 13D)

                 Under the Securities Exchange Act of 1934


                        GULFPORT ENERGY CORPORATION
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                             (Name of Issuer)

             Shares of Common Stock, par value $0.01 per share
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                      (Title of Class of Securities)

                                402635-10-6
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                              (CUSIP NUMBER)

                              ARTHUR H. AMRON
                          411 West Putnam Avenue
                           Greenwich, CT  06830
                         Tel. No.: (203) 862-7400
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               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                            - with copies to -
                            Jonathan N. Quenzer
                  Akin, Gump, Strauss, Hauer & Feld, LLP
                      1700 Pacific Avenue, Suite 4100
                         Dallas, Texas 75201-4618
                              (214) 969-2800

                              April 28, 1998
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          (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4) check the following box [ ]

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.



CUSIP No. 58461Q102           13D/A



1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Charles E. Davidson

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ x ]
                                                             (b) [   ]

3    SEC USE ONLY


4    SOURCE OF FUNDS*

     00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)                               [   ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA

     NUMBER OF        7    SOLE VOTING POWER           6,226,937
       SHARES
    BENEFICIALLY      8    SHARED VOTING POWER         2,311,692
      OWNED BY
        EACH          9    SOLE DISPOSITIVE POWER      6,226,937
     REPORTING
    PERSON WITH       10   SHARED DISPOSITIVE POWER    2,311,692

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     8,538,629

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                             [   ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     38.7%

14   TYPE OF REPORTING PERSON*

     IN


     *SEE INSTRUCTIONS BEFORE FILLING OUT



                      AMENDMENT NO. 1 TO SCHEDULE 13D

     This Amendment No. 1 to Schedule 13D (the "Amendment") is being filed on behalf of (a) Wexford Management LLC, a Connecticut limited liability company ("Wexford Management"), (b) Wexford Special Situations 1996 Limited, a Cayman Islands company ("Wexford Cayman"), (c) Wexford Spectrum Investors LLC, a Delaware limited liability company ("Wexford Spectrum"),
(d) Wexford Special Situations 1996, L.P. and Wexford Special Situations 1996 Institutional, L.P. each a Delaware limited partnership (the "Special Funds"), (e) Wexford-Euris Special Situations 1996, L.P., a Delaware limited partnership ("Wexford-Euris"), (f) Wexford Capital Partners II, L.P., a Delaware limited partnership ("Wexford Capital"), (g) Wexford Overseas Partners I, L.P., a Cayman Islands limited partnership ("Wexford Overseas" and together with the Special Funds, Wexford-Euris, and Wexford Capital, the "Wexford Funds"), (h) Wexford Advisors, LLC, a Delaware limited liability company (the "Special General Partner"), (i) Wexford-Euris Advisors, LLC, a Delaware limited liability company (the "Euris General Partner"), (j) Wexford Spectrum Advisors, LLC, a Delaware limited liability company ("Wexford Advisors"), (k) Wexford Capital Corporation, a Delaware corporation (the "Wexford Capital General Partner"), (l) Wexford Capital Limited, a Cayman Islands company (the "Wexford Overseas General Partner"), (m) Charles E. Davidson and (n) Joseph M. Jacobs (the individuals and entities referred to above, collectively, the "Reporting Persons"). This Amendment is filed as an amendment to the initial statement on Schedule 13D, relating to shares of common stock of Gulfport Energy Corporation, a Delaware corporation, f/k/a WRT Energy Corporation ("WRT") (the "Issuer"), par value $0.01 per share, originally reported as bearing CUSIP No. 92931K-40-3, but currently bearing the new CUSIP No. 402635-10-6 (the "Common Stock"), and as filed with the Securities and Exchange Commission on July 11, 1997 (the "Initial Schedule 13D").

ITEM 3.        SOURCE AND AMOUNT OF FUNDS

     Item 3 of the Initial Schedule 13D is hereby amended and restated in its entirety to read as follows:

     The aggregate number of shares of Common Stock purchased and the net investment cost of such Common Stock is as follows:



                                      Aggregate Number         Net
                                        of Shares of        Investment
Reporting Person                        Common Stock           Cost

Charles E. Davidson                      6,226,937              $0
Wexford Special Situations 1996, L.P.     788,004           $2,750,656
Wexford Special Situations 1996
     Institutional, L.P.                  131,604            $455,557
Wexford Special Situations 1996,
     Limited                               35,432            $122,753
Wexford-Euris Special Situations
     1996, L.P.                           224,219            $788,484
Wexford Spectrum Investors LLC             14,694            $69,161
Wexford Capital Partners II, L.P.         941,917           $3,559,120
Wexford Overseas Partners I, L.P.         175,822            $664,490
          Total                          8,538,629          $8,410,221

     The Common Stock was purchased with the working capital contributed by the Wexford Funds, Wexford Spectrum and Wexford Cayman in the amounts set forth opposite their names.

     The Shares of Common Stock which appear opposite Charles E. Davidson's name, over which Charles E. Davidson retains sole voting and dispositive power in his individual capacity (herein included as part of the "Common Stock" distinguished as a subset thereof as the "Spin-Off Shares"), were distributed to Charles E. Davidson By DLB Oil & Gas, Inc., an Oklahoma corporation (the "Distributing Company") as a special dividend in a pro-rata "spin-off" of the Common Stock formerly held by the Distributing Company. The Spin-Off Shares were distributed to Charles E. Davidson based upon his ownership of stock in the Distributing Company without any additional consideration having been exchanged for the receipt or right of receipt of the Spin-Off Shares. Although the Reporting Persons as a group or collective do not have shared voting or dispositive power over any of the Spin-Off Shares, the Spin-Off Shares are reported herein to reflect Charles E. Davidson's individual ownership of the Spin-Off Shares in addition to his beneficial ownership interest in the other Common Stock, over which he shares voting and dispositive power.

ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER

     Item 5 of the Initial Schedule 13D is hereby amended and restated in its entirety to read as follows:

     The Reporting Persons may be deemed to own beneficially the respective percentages and numbers of outstanding shares of Common Stock set forth below (on the basis of 22,076,315 shares of Common Stock of Gulfport Energy Corporation f/k/a WRT Energy Corporation outstanding, which, based upon the Issuer's Form 10-Q, is the number of shares outstanding as of March 31, 1998.

     A.   Wexford Management LLC

          (a)  Aggregate number of shares of Common Stock beneficially owned:
               2,311,692 Percentage: 10.5%
          (b)  1.   Sole power to vote or to direct vote: None
               2.   Shared power to vote or to direct vote: 2,311,692
               3.   Sole power to dispose or to direct the disposition:
                    None
               4.   Shared power to dispose or to direct the disposition:
                    2,311,692
          (c)  None.
          (d) Wexford Management may be deemed to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock.
          (e)  Not applicable.

     B.   Wexford Special Situations 1996, L.P.

          (a)  Aggregate number of shares of Common Stock beneficially owned:
               788,004 Percentage: 3.6%
          (b)  1.   Sole power to vote or to direct vote: None
               2.   Shared power to vote or to direct vote: 788,004
               3.   Sole power to dispose or to direct the disposition:
                    None
               4.   Shared power to dispose or to direct the disposition:
                    788,004
          (c)  None.
          (d) Wexford Special Situations 1996, L.P. may be deemed to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock.
          (e)  Not applicable.

     C.   Wexford Special Situations 1996 Institutional, L.P.

          (a)  Aggregate number of shares of Common Stock beneficially owned:
               131,604 Percentage: 0.6%
          (b)  1.   Sole power to vote or to direct vote: None
               2.   Shared power to vote or to direct vote: 131,604
               3.   Sole power to dispose or to direct the disposition:
                    None
               4.   Shared power to dispose or to direct the disposition:
                    131,604
          (c)  None.
          (d) Wexford Special Situations 1996 Institutional, L.P. may be deemed to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock.
          (e)  Not applicable.

     D.   Wexford Advisors, LLC

          (a)  Aggregate number of shares of Common Stock beneficially owned:
               955,040
               Percentage:  11.2%
          (b)  1.   Sole power to vote or to direct vote: None
               2.   Shared power to vote or to direct vote:  11.2%
               3.   Sole power to dispose or to direct the disposition: None
               4.   Shared power to dispose or to direct the disposition:
                    11.2%
          (c)  None.
          (d) The Special General Partner may be deemed to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock.
          (e)  Not applicable.

     E.   Wexford Special Situations 1996, Limited

          (a)  Aggregate number of shares of Common Stock beneficially owned:
               35,432 Percentage: 0.2%
          (b)  1.   Sole power to vote or to direct vote: None
               2.   Shared power to vote or to direct vote: 35,432
               3.   Sole power to dispose or to direct the disposition:
                    None
               4.   Shared power to dispose or to direct the disposition:
                    35,432
          (c)  None.
          (d) Wexford Cayman may be deemed to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock.
          (e)  Not applicable.

     F.   Wexford-Euris Special Situations 1996, L.P.

          (a)  Aggregate number of shares of Common Stock beneficially owned:
               224,219 Percentage: 1.0%
          (b)  1.   Sole power to vote or to direct vote: None
               2.   Shared power to vote or to direct vote: 224,219
               3.   Sole power to dispose or to direct the disposition:
                    None
               4.   Shared power to dispose or to direct the disposition:
                    224,219
          (c)  None.
          (d) Wexford-Euris may be deemed to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock.
          (e)  Not applicable.

     G.   Wexford-Euris Advisors, LLC

          (a)  Aggregate number of shares of Common Stock beneficially owned:
               224,219 Percentage: 1.0%
          (b)  1.   Sole power to vote or to direct vote: None
               2.   Shared power to vote or to direct vote: 224,219
               3.   Sole power to dispose or to direct the disposition:
                    None
               4.   Shared power to dispose or to direct the disposition:
                    224,219
          (c)  None.
          (d) The Euris General Partner may be deemed to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock.
          (e)  Not applicable.

     H.   Wexford Spectrum Investors LLC

          (a)  Aggregate number of shares of Common Stock beneficially owned:
               14,694 Percentage: 0.1%
          (b)  1.   Sole power to vote or to direct vote: None
               2.   Shared power to vote or to direct vote: 14,694
               3.   Sole power to dispose or to direct the disposition:
                    None
               4.   Shared power to dispose or to direct the disposition:
                    14,694
          (c)  None.
          (d) Wexford Spectrum may be deemed to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock.
          (e)  Not applicable.

     I.   Wexford Spectrum Advisors, LLC

          (a)  Aggregate number of shares of Common Stock beneficially owned:
               14,694 Percentage: 0.1%
          (b)  1.   Sole power to vote or to direct vote: None
               2.   Shared power to vote or to direct vote: 14,694
               3.   Sole power to dispose or to direct the disposition:
                    None
               4.   Shared power to dispose or to direct the disposition:
                    14,694
          (c)  None.
          (d) The Spectrum General Partner may be deemed to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock.
          (e)  Not applicable.

     J.   Wexford Capital Partners II, L.P.

          (a)  Aggregate number of shares of Common Stock beneficially owned:
               941,917 Percentage: 4.3%
          (b)  1.   Sole power to vote or to direct vote: None
               2.   Shared power to vote or to direct vote: 941,917
               3.   Sole power to dispose or to direct the disposition:
                    None
               4.   Shared power to dispose or to direct the disposition:
                    941,917
          (c)  None.
          (d) Wexford Capital may be deemed to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock.
          (e)  Not applicable.

     K.   Wexford Capital Corporation

          (a)  Aggregate number of shares of Common Stock beneficially owned:
               941,917 Percentage: 4.3%
          (b)  1.   Sole power to vote or to direct vote: None
               2.   Shared power to vote or to direct vote: 941,917
               3.   Sole power to dispose or to direct the disposition:
                    None
               4.   Shared power to dispose or to direct the disposition:
                    941,917
          (c)  None.
          (d) The Wexford Capital General Partner may be deemed to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock.
          (e)  Not applicable.

     L.   Wexford Overseas Partners I, L.P.

          (a)  Aggregate number of shares of Common Stock beneficially owned:
               175,822 Percentage: 0.8%
          (b)  1.   Sole power to vote or to direct vote: None
               2.   Shared power to vote or to direct vote: 175,822
               3.   Sole power to dispose or to direct the disposition:
                    None
               4.   Shared power to dispose or to direct the disposition:
                    175,822
          (c)  None.
          (d) Wexford Overseas may be deemed to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock.
          (e)  Not applicable.

     M.   Wexford Capital Limited

          (a)  Aggregate number of shares of Common Stock beneficially owned:
               175,822 Percentage: 0.8%
          (b)  1.   Sole power to vote or to direct vote: None
               2.   Shared power to vote or to direct vote: 175,822
               3.   Sole power to dispose or to direct the disposition:
                    None
               4.   Shared power to dispose or to direct the disposition:
                    175,822
          (c)  None.
          (d) The Wexford Overseas General Partner may be deemed to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock.
          (e)  Not applicable.

     N.   Charles E. Davidson

          (a)  Aggregate number of shares of Common Stock beneficially owned:
               8,538,629 Percentage: 38.7%
          (b)  1.   Sole power to vote or to direct vote: 6,226,937
               2.   Shared power to vote or to direct vote: 2,311,692
               3.   Sole power to dispose or to direct the disposition:
                    6,226,937
               4.   Shared power to dispose or to direct the disposition:
                    2,311,692
          (c) On April 28, 1998 DLB Oil & Gas, Inc. effected a pro-rata "spin-off" of all of its shares of Common Stock of Gulfport Energy Corporation, which resulted in the receipt by Charles
               E. Davidson of 6,226,937 shares of the Common Stock for which no additional consideration was paid out.
          (d) Mr. Davidson may be deemed to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock.
          (e)  Not applicable.

     O.   Joseph M. Jacobs

          (a)  Aggregate number of shares of Common Stock beneficially owned:
               2,311,692 Percentage: 10.5%
          (b)  1.   Sole power to vote or to direct vote: None
               2.   Shared power to vote or to direct vote: 2,311,692
               3.   Sole power to dispose or to direct the disposition:
                    None
               4.   Shared power to dispose or to direct the disposition:
                    2,311,692
          (c)  None.
          (d) Mr. Jacobs may be deemed to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock.
          (e)  Not applicable.

     Wexford Management may, by reason of its status as investment manager to the Wexford Funds, manager to Wexford Spectrum and investment sub-advisor to Wexford Cayman, be deemed to own beneficially the Common Stock of which the Wexford Funds, Wexford Spectrum and Wexford Cayman possess beneficial ownership.

     The Special General Partner may, by reason of its status as general partner of the Special Funds, be deemed to own beneficially the Common Stock of which the Special Funds possess beneficial ownership. The Special General Partner may, by reason of its status as the investment advisor to Wexford Cayman, be deemed to own beneficially the Common Stock of which Wexford Cayman possesses the beneficial ownership.

     The Euris General Partner may, by reason of its status as the general partner of Wexford-Euris, be deemed to own beneficially the Common Stock of which Wexford-Euris possesses beneficial ownership.

     The Wexford Capital General Partner may, by reason of its status as general partner of Wexford Capital, be deemed to own beneficially the Common Stock of which Wexford Capital possesses beneficial ownership.

     The Wexford Overseas General Partner may, by reason of its status as general partner of Wexford Overseas, be deemed to own beneficially the Common Stock of which Wexford Overseas possesses beneficial ownership.

     Wexford Advisors may, by reason of its status as a general partner of Wexford Spectrum Fund I, L.P. and Wexford Spectrum II, L.P., and as manager of Wexford Spectrum, be deemed to own beneficially the Common Stock of which Wexford Spectrum possesses beneficial ownership.

     Each of Charles E. Davidson and Joseph M. Jacobs may, by reason of his status as a controlling person of Wexford Management, be deemed to own beneficially the Common Stock of which the Wexford Funds, Wexford Spectrum and Wexford Cayman possess beneficial ownership.



                                SIGNATURES

     After reasonable inquiry and to the best knowledge and belief of each of the Reporting Persons, each such person or entity certifies that the information set forth in this statement is true, complete and correct and agrees that this statement is filed on behalf of each of them.

Dated:  June 11, 1998

                              WEXFORD MANAGEMENT LLC


                                   By:  /S/ ARTHUR H. AMRON
                                        ---------------------------------
                                   Name:     Arthur H. Amron
                                   Title:    Senior Vice President


                              WEXFORD SPECIAL SITUATIONS 1996, L.P.
                              By:  Wexford Management LLC, its investment
                                   manager


                                   By:  /S/ ARTHUR H. AMRON
                                        ---------------------------------
                                   Name:     Arthur H. Amron
                                   Title:    Chairman


                              WEXFORD SPECIAL SITUATIONS 1996
                                INSTITUTIONAL, L.P.
                              By:  Wexford Management LLC, its investment
                                   manager


                                   By:  /S/ ARTHUR H. AMRON
                                        ---------------------------------
                                   Name:     Arthur H. Amron
                                   Title:    Senior Vice President


                              WEXFORD-EURIS SPECIAL SITUATIONS, L.P.
                              By:  Wexford Management LLC, its investment
                                   manager


                                   By:  /S/ ARTHUR H. AMRON
                                        ---------------------------------
                                   Name:     Arthur H. Amron
                                   Title:    Senior Vice President


                              WEXFORD SPECIAL SITUATIONS 1996, LIMITED
                              By:  Wexford Management LLC, its investment
                                   manager


                                   By:  /S/ ARTHUR H. AMRON
                                        ---------------------------------
                                   Name:     Arthur H. Amron
                                   Title:    Senior Vice President


                              WEXFORD SPECTRUM INVESTORS LLC
                              By:  Wexford Management LLC, its manager


                                   By:  /S/ ARTHUR H. AMRON
                                        ---------------------------------
                                   Name:     Arthur H. Amron
                                   Title:    Vice President


                              WEXFORD CAPITAL PARTNERS II, L.P.
                              By:  Wexford Management LLC, its investment
                                   manager


                                   By:  /S/ ARTHUR H. AMRON
                                        ---------------------------------
                                   Name:     Arthur H. Amron
                                   Title:    Senior Vice President


                              WEXFORD OVERSEAS PARTNERS I, L.P.
                              By:  Wexford Management LLC, its investment
                                   manager


                                   By:  /S/ ARTHUR H. AMRON
                                        ---------------------------------
                                   Name:     Arthur H. Amron
                                   Title:    Senior Vice President


                              WEXFORD ADVISORS, LLC.


                                   By:  /S/ ARTHUR H. AMRON
                                        ---------------------------------
                                   Name:     Arthur H. Amron
                                   Title:    Vice President


                              WEXFORD-EURIS ADVISORS, LLC


                                   By:  /S/ ARTHUR H. AMRON
                                        ---------------------------------
                                   Name:     Arthur H. Amron
                                   Title:    Vice President


                              WEXFORD SPECTRUM ADVISORS, LLC.


                                   By:  /S/ ARTHUR H. AMRON
                                        ---------------------------------
                                   Name:     Arthur H. Amron
                                   Title:    Vice President


                              WEXFORD CAPITAL CORPORATION
                              By:  Wexford Management LLC, its investment
                                   manager


                                   By:  /S/ ARTHUR H. AMRON
                                        ---------------------------------
                                   Name:     Arthur H. Amron
                                   Title:    Senior Vice President


                              WEXFORD CAPITAL LIMITED
                              By:  Wexford Management LLC, its investment
                                   manager


                                   By:  /S/ ARTHUR H. AMRON
                                        ---------------------------------
                                   Name:     Arthur H. Amron
                                   Title:    Senior Vice President


                                   /S/ CHARLES E. DAVIDSON
                                   ---------------------------------
                                   Charles E. Davidson


                                   /S/ JOSEPH M. JACOBS
                                   ---------------------------------
                                   Joseph M. Jacobs